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VIA EDGAR AND COURIER

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guidance Software, Inc.

Registration Statement on Form S-1

Registration No. 333-137381

Dear Ms. Jacobs:

On behalf of Guidance Software, Inc. (“Guidance Software”), in connection with the proposed initial public offering of Guidance Software’s common stock, we have prepared this supplemental response letter to address certain comments raised in your letter dated November 3, 2006. Set forth below are Guidance Software’s previously omitted responses to certain comments raised in your letter. For your convenience, we have repeated each of your numbered comments addressed in this letter in italics followed by our responses. For the convenience of the staff of the SEC (the “Staff”), we have also sent to you paper copies of this letter. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement. References throughout this letter to “we,” “us,” “our” and “the Company” are to Guidance Software.

Management’s Discussion and Analysis and Results of Operations, page 31

Share-Based Compensation, page 36

3.	We note your response to comment 16 of our letter dated October 12, 2006. Please provide us with the fair values calculated under the income approach and the market approach for each of the valuation dates. If these values differ significantly, provide us with a narrative as to why.

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

Barbara C. Jacobs

November 14, 2006

Response: Subsequent to October 20, 2006, the date of our most recent letter to the Staff on this topic, we received a valuation report from our independent valuation consultant dated November 1, 2006. Accordingly, we have considered this valuation report in our response.

The fair values calculated under the income approach and the market approach for each valuation since June 30, 2005 are as follows (dollars in 000’s):

Valuation Date	Income Approach		Market Approach
June 30, 2005	127,000	(1)	152,000
September 30, 2005	137,860		148,200
December 31, 2005	135,090		153,610
March 31, 2006	171,860		174,430
July 20, 2006	220,090		209,209
November 1, 2006	264,997		261,135

(1)	The valuation related to June 30, 2005 incorporated two valuation scenarios: a “base” case and a “conservative” case. The values from each scenario were equally weighted to derive the concluded fair value.

We believe that the more significant changes in fair value relate to the ten month period from December 31, 2005 to November 1, 2006. Our determination of fair value under each approach and the corresponding changes in fair value between periods was largely the result of the selection of and changes in certain significant assumptions. During this period, changes in significant assumptions resulted from significant intervening events associated with the development of our business.

Significant Intervening Events

The most significant events impacting our business during the ten month valuation period ending November 1, 2006 were as follows:

•	April 12, 2006, the United States Supreme Court approved certain revisions to the Federal Rules of Civil Procedure, and

•	August 31, 2006, National Institute of Standards and Technology (“NIST”), publishes Publication 800-86 Guide to Integrating Forensic Techniques into Incident Response.

Barbara C. Jacobs

November 14, 2006

Amendment of Federal Civil Rules Civil Procedure

On April 12, 2006, the United States Supreme Court approved and forwarded to Congress certain revisions to the Federal Rules of Civil Procedure addressing preservation and discovery of data in electronic media, (“Amended Rules”). Absent Congressional intervention, the Amended Rules will become effective on December 1, 2006. The revisions were made to specifically address the unique challenges of electronic discovery. To comply with these rules, large organizations and their counsel, which represent our commercial customer base, must undergo significant procedural and operational changes. We believe this will translate into significant market demand for our electronic discovery (“eDiscovery”) solution by large commercial companies.

While electronic discovery has always fallen under the general purview of the current discovery rules, the amendments now specifically address electronic evidence discovery. We believe the amendments will result in a de facto requirement for large organizations to adopt a systemized internal process to address electronic discovery. As such, the frequency of electronic discovery practices should dramatically increase in federal civil litigation. We believe our eDiscovery solution is the only product currently available to allow large organizations to address the requirements of the Amended Rules.

Although we and other stakeholders were aware of the proposed revisions to the Federal Rules of Civil Procedure prior to April 12, 2006, and we had participated in the process allowing public comment on such matters, we could not have anticipated the April 12 decision. More specifically, based in part upon past practice with respect to such revisions, we did not anticipate such a rapid decision on the part of the United States Supreme Court nor did we expect the proposed revisions to be approved without substantial changes, including, without limitation, changes to the proposed timing of the implementation of the proposed revisions. Accordingly, we had not fully factored the impact of the Amended Rules into our fair value determination prior to the March 31, 2006 valuation, which we received on May 1, 2006. Furthermore, we were unable to pinpoint when and if our marketing efforts would impact market demand for our eDiscovery solutions.

NIST publishes 800-86 Guide to Integrating Forensic Techniques into Incident Response

The federal information security management act (“FISMA”) of 2002, which became effective in December 2002, mandates that federal agencies must establish incident response capabilities (44 U.S.C. §3544 (b)(7)). FISMA requires that federal agencies implement an incident response capability consistent with the guidelines and standards established by the National Institute of Standards and Technology (44 U.S.C. §3549, incorporating and amending 40 U.S.C. § 11331). Pursuant to this specific mandate under FISMA, NIST issued Special Publication

Barbara C. Jacobs

November 14, 2006

800-61 Computer Security Incident Handling Guide, which sets forth detailed technical, procedural and policy guidelines for federal agencies to implement a comprehensive incident response program.

In response to the high-level language of 800-61, on August 31, 2006, NIST published 800-86 Guide to Integrating Forensic Techniques into Incident Response (“NIST 800-86”). NIST 800-86 defines the procedures, issues and technologies required to move an incident from the point of discovery all the way through to resolution. Key to that progression, as indicated by the documents title, is the role of digital forensics.

NIST 800-86 is now a fact for federal civil agencies and with it so is the requirement that organizations augment their incident response capabilities with forensic technologies and procedures. As the leading provider of forensics software, investigative solutions, services and training, we believe that the Company is uniquely positioned to help agencies meet the requirements of NIST 800-86. As NIST serves as the accepted standard setting body for all governmental agencies, we believe this will translate into significant market demand for our products and services across all governmental agencies.

Prior to August 2006, we were aware of various drafts of NIST 800-86. We did not, however, have clear insight into the timing or certainty with respect to the content of NIST 800-86. Accordingly, we had not fully factored the impact of NIST 800-86 into our fair value determination prior to the November 1, 2006 valuation.

*    *    *

In summary, the abovementioned events removed a measure of the risk and uncertainty associated with our business model, and hence, the likelihood of achieving the significant long-term growth underlying our fair value determination, by effectively changing an uncertain market for electronic discovery software into a nascent market. In addition to the evolution of the electronic discovery market, we note that our eDiscovery solution is uniquely positioned with few competitors furthering our belief that the risk and uncertainty relative to our business model has been reduced substantially since December 2005. In each instance, we were not in a position to anticipate with any degree of certainty the finalization of the Amended Rules or the publication of NIST 800-86, or their final content. Accordingly, we considered the above significant events at the time of their occurrence and thereafter.

Valuation Date – Specific Assumptions and Considerations

A discussion related to the significant assumptions used and changes in the assumptions during the ten month period from December 31, 2005 to November 1, 2006 with respect to each valuation approach, and a discussion of the related significant intervening events follows.

Barbara C. Jacobs

November 14, 2006

Income Approach

The following table summarizes significant assumptions utilized in the income approach for each of the valuations during the ten month period from December 31, 2005 to November 1, 2006.

		Terminal Value Assumptions
Valuation Date	Discount Rate	Long-term Growth Rate	Revenue Terminal Multiple
December 31, 2005	18.0%	7.0%	2.0x
March 31, 2006	16.0%	9.0%	2.0x
July 20, 2006	16.0%	9.1%	3.0x
November 1, 2006	16.0%	9.0%	3.0x

Changes in fair value from December 31, 2005 to March 31, 2006

The increase in fair value from December 31, 2005 to March 31, 2006 is attributable to the increase in calculated terminal value. The increase in terminal value can be attributed to a decrease in the discount rate assumption and a simultaneous increase in the long-term growth rate assumption. The changes in both assumptions were attributable to decreased risk relative to our expected long-term growth as a result of significant developments relating to market demand for our eDiscovery solution.

Historically, the electronic discovery market has been dominated by legal and consulting firms, both of which provided labor intensive solutions. We entered this market in late 2005 as the only provider of an automated enterprise scale software solution for the collections component of the electronic discovery process. On April 12, 2006, the United States Supreme Court approved and forwarded to Congress the Amended Rules. The requirements of the Amended Rules drove the electronic discovery market toward our solution. As indicated above, we view this event, as one of two major catalysts to increased market demand for our eDiscovery solution.

We began to experience the impact of the pending abovementioned amendment upon our operating results in the late 2005 and 2006. We experienced the first sale of our eDiscovery solution in December 2005 to a prominent commercial company. During the three month period ending March 31, 2006, we

Barbara C. Jacobs

November 14, 2006

completed a second eDiscovery sales transaction with a prominent commercial company as well as a series of sales transactions with mid-market companies. Additionally, we experienced a significant increase in sales-related proposal activity as our eDiscovery solution gained market acceptance.

As a result of the Amended Rules and the increased sales activity in late 2005 and during the three months ended March 31, 2006, we determined the electronic discovery software market had evolved to a nascent market, for which our eDiscovery solution was becoming a leading solution. Accordingly, we decreased our discount rate assumption to reflect the decreased risk associated with our projected growth.

The Amended Rules also resulted in our decision to increase the long term growth rate assumption utilized in the Gordon Growth Model by 2% from 7% at December 31, 2005 to 9% at March 31, 2006. Specifically, with respect to the December 31, 2005 valuation, the long-term growth rate represented a weighted average growth rate after the projected period. The weighted average rate was based upon an expectation of 10% growth in the five years subsequent to our projection period, 2012 through 2016, declining to 5% thereafter. Beginning with the March 31, 2006 valuation, as a result of growing market acceptance of our product and development of our customer base, we altered our assumption such that the weighted average rate was based upon an expectation of 15% growth in the five years subsequent to our projection period, 2012 through 2016, 10% growth in the subsequent five years 2017 through 2021, then declining to 5% growth thereafter.

Changes in fair value from March 31, 2006 to July 20, 2006

The increase in fair value from the March 31, 2006 valuation to the July 20, 2006 valuation is attributable to the increase in terminal value. The increase resulted from an increase in the revenue terminal multiple assumption, utilized in the revenue terminal value method of determining terminal value, from two times trailing annual revenue (2011) at the March 31, 2006 valuation to three at July 20, 2006 valuation, partially offset by a reduction in projected 2011 revenues. In making our determination to increase the revenue terminal multiple assumption, we considered the publication of the Amended Rules, the continued expansion of our eDiscovery customer base during the three month period ending July, 2006 and the significant progress made toward the realization of an Initial Public Offering.

Changes in fair value from July 20, 2006 to November 1, 2006

The increase in fair value from July 20, 2006 valuation to November 1, 2006 valuation is primarily attributable to the increase in calculated terminal

Barbara C. Jacobs

November 14, 2006

value. The increase in terminal value is the result of an increase in revenues and earnings during the latter years of the projection period (2011). In making our determination to increase our projected results, we considered our experience with respect to the impact of NIST 800-86 shortly after its publication. In the third quarter of 2006, we experienced 20 government sales transactions related to our new offering, Information Assurance Suite. Information Assurance Suite, introduced in June 2006, enables governmental agencies to respond to certain of the NIST requirements. The volume of Information Assurance Suite transactions reflected higher than expected acceptance of our new offering among governmental agencies. Additionally, we considered the substantial increase in our sales-related eDiscovery proposal activity from December 31, 2005, which we attributed in part, to the Amended Rules. We noted we were in active discussions with potential near-term customers with a total projected value of approximately $15 million at the end of the third quarter 2006 versus approximately $3 million at December 31, 2005. As a result, in August 2006 we modified our expectation of projected revenues and earnings.

Market Approach

The weighting we assigned to the various multiples utilized in the market approach for each of the valuations during the ten month period from December 31, 2005 to November 1, 2006 are as follows:

	Revenue Metric			Earnings metric
Valuation Date	Invested Capital / Trailing Revenue (1)	Invested Capital / Projected Revenue Year 1 (2)	Invested Capital / Projected Revenue Year 2 (3)	Price /Earnings Year 1 (4)	Price /Earnings Year 2 (5)
June 30, 2005	25.00%	25.00%	15.00%	20.00%	15.00%
September 30, 2005	25.00%	25.00%	15.00%	20.00%	15.00%
December 31, 2005	30.00%	30.00%	20.00%	—	20.00%
March 31, 2006	25.00%	25.00%	15.00%	20.00%	15.00%
July 20, 2006	30.00%	30.00%	20.00%	—	20.00%
November 1, 2006	35.00%	35.00%	30.00%	—	—

(1)	Trailing revenue represents the twelve months of revenue preceding the valuation date.
(2)	Projected revenue year 1 represents projected annual revenue for the calendar year corresponding to the valuation date.

Barbara C. Jacobs

November 14, 2006

(3)	Projected revenue year 2 represents projected annual revenue for the calendar year ending subsequent to the calendar year corresponding to the valuation date.
(4)	Earnings year 1 represents projected annual net income for the calendar year end corresponding to the valuation date.
(5)	Earnings year 2 represents projected annual net income for the calendar year ending subsequent to the calendar year end corresponding to the valuation date.

Generally, for all periods, the invested capital to revenue metrics were more heavily weighted based on the predictability of our revenue versus earnings and based upon our view that our revenue is a better indicator of our value given our stage of development. Our approach to weighting the various multiples remained consistent for the June 30, 2005 valuation and September 30, 2005 valuation. As indicated above, we believe that the more significant changes in fair value relate to the ten month period from December 31, 2005 to November 1, 2006.

Changes in fair value from December 31, 2005 to March 31, 2006

Subsequent to the September 30, 2005 valuation, our approach to weighting the various multiples remained consistent with one exception. Beginning with the December 31, 2005 valuation, a price to year 1 (2005) earnings multiple was not utilized due to our belief that our 2005 earnings were not indicative of future performance. In the twelve months ended December 31, 2005, we incurred significant costs that we believe are non-recurring in nature. Specifically, we incurred expenses related to a one-time discretionary bonus and costs related to a network security breach. As a result, we discontinued the use of a price to year 1 (2005) earnings multiple and increased the weighting associated with each of the remaining multiples, on a pro-rata basis, for the December 31, 2005 valuation. The exclusion of a price to year 1 (2005) earnings multiple for the December 31, 2005 valuation had the effect of increasing our determination of the fair value of our common stock. In the subsequent valuation period, March 31, 2006, we returned to the use of a year 1 (2006) earnings multiple as we viewed our projected 2006 net income to be indicative of future performance.

The increase in fair value from December 31, 2005 to March 31, 2006 is primarily the result of the inclusion of 2007 revenues in the invested capital/projected revenue year 2 assumption for the March 31, 2006 valuation. This increase was partially offset by the use of a year 1 (2006) earnings multiple in the March 31, 2006 valuation. Projected 2007 revenues reflect a significant increase from projected 2006 revenues commensurate with our expectations of increasing market demand for our eDiscovery solution. Projected 2007 revenues remained consistent in the December 31, 2005 and March 31, 2006 valuations.

Barbara C. Jacobs

November 14, 2006

Changes in fair value from March 31, 2006 to July 20, 2006

In June 2006, we altered our strategy to focus upon a more rapid expansion of our market share with respect to the digital forensic investigation market. Accordingly, we increased headcount in our sales and marketing function. Additionally, we increased headcount in our professional services function, in anticipation of an increased volume of consulting projects. As a result, we significantly increased our selling and marketing expense and our cost of revenues. In our experience, increases in headcount in our sales and marketing function do not result in increased revenues for a period of approximately 9-12 months from the date of hire. Accordingly, 2006 results of operations reflect an increase in selling and marketing expense and cost of revenues with no corresponding increase in revenue. As a result, we discontinued the use of a price to year 1 (2006) earnings multiple and increased the weighting associated with each of the remaining multiples on a pro-rata basis for the July 20, 2006 valuation. The exclusion of a price to year 1 (2006) earnings multiple for the June 30, 2006 valuation had the effect of increasing our determination of fair value relative to the March 31, 2006 valuation.

Changes in fair value from July 20, 2006 to November 1, 2006

For the reasons indicated above, as of November 1, 2006, we continued to believe it was inappropriate to use a price to year 1 (2006) earnings multiple and accordingly continued our practice of increasing the weighting associated with each of the remaining multiples on a pro-rata basis. As well, during the July 20, 2006 meeting of the Board of Directors, it was decided that we would continue our strategy, begun in the second quarter of 2006, to focus upon a more rapid expansion of our market share with respect to the digital forensic investigation market. Accordingly, in August 2006, we revised our 2007 projection to reflect our expectation of increased headcount in our sales and marketing function and increased headcount in our professional services function, in anticipation of an increased volume of consulting projects. As a result, we significantly increased our selling and marketing expense and our cost of revenues in the 2007 projection. As previously indicated, in our experience, increases in headcount in our sales and marketing function do not result in increased revenues for a period of approximately 9-12 months from the date of hire. Accordingly, the revised 2007 projected results of operations reflect an increase in selling and marketing expense and cost of revenues with no corresponding increase in revenue. As a result, we discontinued the use of a price to year 2 (2007) earnings multiple and increased the weighting associated with each of the remaining multiples on a pro-rata basis for the November 1, 2006 valuation. The exclusion of a price to year 1 (2006) earnings multiple and a price to year 2 (2007) earnings multiple for the November 1, 2006 valuation had the effect of significantly increasing our determination of fair value relative to the July 20, 2006 valuation.

Barbara C. Jacobs

November 14, 2006

4.	We note your response to comment 17 of our letter dated October 12, 2006 regarding the assumptions used in connection with your common stock valuation. Please describe to us in more detail the reasons behind the changes in your discount rates, long-term growth rates and terminal values. In addition, provide us with numerical details of your approach to weighting the various multiples in utilizing the market approach and, if necessary, explain how and why that weighting changed over time.

Response: Please see our response to your comment number 3, above.

5.	We note your response to comment 18 of our letter dated October 12, 2006. Please note that we may have further comment once the analysis is provided.

Note: Guidance Software, Inc. has requested confidential treatment of portions of this response in accordance with 17 C.F.R. § 200.83.

Response: Based on an assessment of our business and prospects and discussions with our underwriters, we currently estimate our IPO price range will result in a total pre-money equity value of the Company of between [*****] and [*****]. Accordingly, we estimate the midpoint of our IPO price range equates to a pre-money equity value of [*****] for the Company. An analysis comparing the fair value of our common stock at each since June 30, 2005 valuation is as follows (dollars in 000’s except for per share values):

Valuation Date	Calculated Value	Illiquidity Discount	Fair Value	Fair Value Per Share
June 30, 2005	139,500	13,950	125,500	$6.15
September 30, 2005	143,000	14,300	128,700	6.31
December 31, 2005	144,400	14,440	129,960	6.37
March 31, 2006	173,100	17,310	155,790	7.63
July 20, 2006	214,700	16,102	198,598	10.72
November 1, 2006	263,067	13,153	250,000	11.90

The more significant changes in fair value relate to the period from December 31, 2005 to November 1, 2006. Accordingly, in response to the Staff’s initial request that we reconcile the midpoint of our estimated offering price range to our determination of fair value, made in your letter to us dated October 20, 2006, we have focused on this period. A discussion regarding our determination of fair value, under the income and market approach, including a discussion of significant intervening events impacting our business, with respect to the ten month period ending November 1, 2006 may be found in our response to your comment 3, above.

[*****] Confidential material redacted and separately filed with the Securities and Exchange Commission.

Barbara C. Jacobs

November 14, 2006

In making our determination of fair value prior to considering a discount for lack of liquidity (“Calculated Value”), we weighted the income and market approaches equally for each of the abovementioned valuated dates. In making our determination as to the appropriate weighting, as more fully discussed in our letter to the Staff dated October, 20, 2006, we considered the accuracy and reliability of our projections, including a consideration of our stage of development and accordingly, the expected volatility of our operating results.

In determining fair value, we considered the fact that our stockholders’ do not have the same access to trading markets afforded the stockholders of a public company. Accordingly, we deemed it appropriate to adjust the Calculated Value for this lack of liquidity. In making our determination as to the appropriate liquidity discount, we considered the likelihood of achieving a liquidity event and our expectation as to the timing of such an event at each valuation date. The liquidity discount utilized in our determination of fair value for each of the valuation dates, expressed as a percentage of calculated value, is as follows:

Valuation Date	Liquidity Discount as a Percentage of Calculated Value
June 30, 2005	10.0%
September 30, 2005	10.0
December 31, 2005	10.0
March 31, 2006	10.0
July 20, 2006	7.5
November 1, 2006	5.0

Our determination of fair value as of November 1, 2006, after removing the assumed liquidity discount or the Calculated Value, is $263 million [*****].

*    *    *    *    *

[*****] Confidential material redacted and separately filed with the Securities and Exchange Commission.

Barbara C. Jacobs

November 14, 2006

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (213) 891-8371 or Brian J. Casey at (213) 891-7810. Comments can also be sent via facsimile at (213) 891-8763.

Very truly yours,

/s/ JULIAN T. H. KLEINDORFER Julian T. H. Kleindorfer

Enclosures

cc.	John Colbert

Victor Limongelli, Esq.

Stephen E. Gillette, Esq.